UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alpine 4 Technologies Ltd.

Class A Common Stock, Par Value $0.0001
(Title of Class of Securities)

(CUSIP Number)
02083E 105

Kent B. Wilson
Chief Executive Officer
4742 N. 24th Street Suite 300
Phoenix, AZ

855-777-0077 ext 801
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)
July 16, 2014

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KENT B. WILSON

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 SOURCE OF FUNDS*

PF, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

US Citizen

	7	SOLE VOTING POWER
NUMBER OF
SHARES		34,316,890(1)
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH		0
REPORTING
PERSON WITH	9	SOLE DISPOSITIVE POWER
		34,316,890(1)

	10	SHARED DISPOSITIVE POWER
		0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,316,890(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.40%

14 TYPE OF REPORTING PERSON*

IN

(1)
Includes (a) 24,316,890 shares of the Issuer’s Class A common stock held by Mr. Wilson, and (b) 10,000,000 shares of Class B common stock, which are convertible into an aggregate of 10,000,000 shares of Class A common stock at the election of the holder. The shares of Class B common stock were not vested as of the date of this Report, and will vest upon the effectiveness of the Issuer’s Registration Statement on Form S-4 (SEC File No. 333-199840). Each share of Class B common stock is entitled to 10 votes on matters submitted to a vote of the holders of the Issuer’s equity securities.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is Class A common stock, $0.0001 par value per share (“Class A Common Stock”) of Alpine 4 Technologies Ltd. (formerly ALPINE 4 Inc. and Alpine 4 Automotive Technologies Ltd.) (the “Issuer”), with its principal executive offices at 4742 N. 24th Street Suite 300, Phoenix, AZ 85016.

Item 2.  Identity and Background.

(a)
This Schedule 13D is filed by and on behalf of Kent B. Wilson.  Mr. Wilson was appointed as an officer and director of the Issuer on June 24, 2014, and received shares of the Issuer’s Class A common stock at that time.

(b)	Mr. Wilson’s address is c/o Alpine 4 Technologies Ltd., 4742 N. 24th Street Suite 300, Phoenix, AZ 85016.

(c)	Mr. Wilson serves as the Chief Executive Officer, Chief Financial Officer, and Secretary for Alpine 4 Technologies Ltd.

(d)	Mr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Wilson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Wilson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	US Citizen

Item 3.  Source and Amount of Funds or Other Consideration.

PF approximately $ 3,378. Remaining shares acquired for services provided to Issuer.

Mr. Wilson acquired 27,000,000 shares of Class A common stock in connection with an employment agreement with the Issuer. He subsequently donated 2,700,000 shares to an unrelated third-party charity.  Mr. Wilson also purchased 16,890 shares from the Issuer for a purchase price of approximately $3,378. As of the date of this Report, Mr. Wilson held 24,316,890 shares of Class A common stock of the Issuer.  Mr. Wilson also holds 10,000,000 shares of Class B common stock of the Issuer, which will vest upon the effectiveness of the Issuer’s registration statement on Form S-4 (SEC File No. 333-199840).

Item 4.  Purpose of Transaction.

Mr. Wilson holds the shares of Class A and Class B common stock of the Issuer as reported herein for the purpose of investment.

Mr. Wilson may, from time to time and for his own account, increase or decrease his beneficial ownership of Class A or Class B common stock or other securities of the Issuer.  Mr. Wilson has not reached any decision with respect to any such possible actions.  If Mr. Wilson does increase or decrease his beneficial ownership of common stock or other securities of the Issuer, he will file in a timely manner an appropriate amendment to this Schedule 13D.  Other than as described in this Schedule 13D, and other than his service as an executive officer and director of the Company, Mr. Wilson does not have any plans or proposals which relate or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)
Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)
As of the date hereof, Mr. Wilson beneficially owned 24,316,890 shares of the Issuer’s Class A Common Stock, representing approximately 47.40% of the outstanding shares of the Issuer’s Common Stock (based on the total amount of outstanding shares of Class A Common Stock of the Issuer as of the date of this Report (51,305,470)), and 10,000,000 unvested shares of the Issuer’s Class B common stock, representing approximately 62.50% of the outstanding shares of the Issuer’s Class B Common Stock (based on the total amount of outstanding shares of Class B Common Stock as of the date of this Report (16,000,000)).

(b)
Mr. Wilson has sole voting power as to 24,316,890 Class A common shares. The 10,000,000 Class B common shares held by Mr. Wilson, and over which he has sole voting power, had not vested as of the date of this Report, and as such, no voting rights had vested with Mr. Wilson.

(c)
On July 16, 2014, Mr. Wilson received 27,000,000 shares of Class A common stock from the Issuer in connection with an employment agreement between Mr. Wilson and the Issuer. On August 12, 2014, Mr. Wilson purchased from the Issuer 16,890 shares of Class A common stock for proceeds of approximately $3,378. On December 31, 2014, Mr. Wilson donated 2,700,000 shares of Class A common stock to an unrelated third-party charity. On February 11, 2015, Mr. Wilson received 10,000,000 shares of Class A common stock from the Issuer for services provided to the Company, which shares would vest on the effectiveness of the Issuer’s Registration Statement on Form S-4 (SEC File No. 333-199840). On August 26, 2015, Mr. Wilson exchanged the 10,000,000 shares of Class A common stock for 10,000,000 shares of Class B common stock of the Issuer.  The shares of Class B common stock will vest on the effectiveness of the Issuer’s Registration Statement on Form S-4.

(d)	No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No other contracts, arrangements, understandings or relationships are present than as otherwise disclosed in response to Items 2, 3, 4, and 5, above.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2015

/s/ Kent B. Wilson
Name: Kent B. Wilson

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).